August 29, 2025

Filed via EDGAR
Rolf Sundwall, Mark Brunhofer, Irene Paik and Justin Dobbie
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Crypto Assets
100 F Street, NE
Washington, DC 20549

Subject:	Franklin Solana Trust (the “Trust”)
Amendment 2 to Registration Statement on Form S-1
Filed July 31, 2025
(File No. 333-285121)

Dear Mr. Sundwall, Mr. Brunhofer, Ms. Paik and Mr. Dobbie:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via written correspondence dated August 15, 2025 with regard to the Trust’s pre-effective Amendment No. 2 to its Registration Statement on Form S-1 (the “Registration Statement”) with respect to the Franklin Solana ETF series of the Trust (the “Fund”), which was filed with the Commission on July 31, 2025 under the Securities Act of 1933 (the “1933 Act”).  The Staff’s comments are summarized below, followed by the Trust’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

General

1.
Comment:  We note your response to prior comment 2, including your statement that the Trust will provide further information related to the staking program in a subsequent amendment. Please confirm your understanding that we may have additional comments upon review of a materially complete description of your staking program, including disclosure in response to prior comment 2. In addition, to the extent your liquidity risk policies and procedures for your staking program are intended to be consistent with the exchange's proposed generic listing standards, please revise your disclosure accordingly.

Response:  The Trust confirms its understanding that the Staff may have additional comments related to the staking program. The Trust has made further updates to disclosure throughout the Registration Statement related to the staking program.  The Trust confirms that the liquidity risk policies and procedures for the staking program will be consistent with the exchange’s proposed generic listing standards.

2.	Comment: We note your response to prior comment 15 and re-issue in part. Please file the Index Administrator Agreement and the Secondary Index Agreement as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K or tell us why it is not required.

Response: The Trust notes that it revised its Registration Statement disclosure in response to prior comment 15 to provide information on the material terms of the Index Administrator Agreement and the Secondary Index Agreement. The Trust submits that the Index Administrator Agreement and Secondary Index Agreement are not material contracts within the meaning of Item 601(b)(10) of Regulation S-K and, therefore, the Trust respectfully declines to file such agreements as exhibits to the Registration Statement.

3.
Comment:   We note your response to prior comment 16. We also note that your discussion of tax consequences is still based on the assumption that the Fund will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion of counsel as to the tax consequences and describe the reasons for and level of any uncertainty associated with grantor trust status.

Response: The Trust acknowledges this comment and will evaluate whether any revisions to the tax disclosure in the Registration Statement are needed.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ Julie Patel
Julie Patel
Vice President and Secretary of Franklin Holdings, LLC, Sponsor of the Trust

cc:	Navid J. Tofigh, Franklin Templeton
J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Miranda Sturgis, Stradley Ronon Stevens & Young, LLP